Exhibit 23.1

Consent of Ernst & Young LLP,

Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of TRI Pointe Group, Inc. for the registration of debt securities, common stock, preferred stock, warrants, depositary shares, purchase contracts, guarantees or units and to the incorporation by reference therein of our reports dated February 26, 2016, with respect to the consolidated financial statements of TRI Pointe Group, Inc., and the effectiveness of internal control over financial reporting of TRI Pointe Group, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California

May 20, 2016